FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta receives registration for innovative seed treatment CRUISER® in Germany.

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release

Syngenta receives registration for innovative seed treatment CRUISER®
in Germany

Basel, Switzerland, 9 March 2004

Syngenta announced today that its innovative seed treatment insecticide CRUISER® has received registration in Germany. German corn, oil seed rape and sugar beet growers will now be able to benefit from improved insect control. Treating seeds with CRUISER® has been shown to increase crop quality and improve yields by aiding faster germination and more vigorous growth.

CRUISER® is one of the most significant growth products from Syngenta with a sales increase of over 50 percent to $88 million in 2003. Combined sales in 2003 of the CRUISER® and ACTARA® product family were $221 million. CRUISER® is now registered in 66 countries on more than 15 crops and is successfully used on corn in the US, soybeans in Brazil and oil seed rape in Canada.

“CRUISER® uniquely combines unsurpassed biological performance with environmental safety”, said John Atkin, Chief Operating Officer of Syngenta Crop Protection. “With the successful introduction of CRUISER® in major markets like Germany, Syngenta is rapidly becoming a leader in seed treatment and has significantly contributed to the growth of this sector in recent years.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19'000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Syngenta – 9 March 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 9, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	General Counsel